Exhibit 99.1

Maris-Tech Receives Follow-On Orders from

Existing Defense Customer for Observation Systems

Follow-on orders support Maris-Tech’s continued expansion in the defense observation systems market

Rehovot, Israel, July 09, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, AI, and video intelligence solutions for defense applications, today announced that it has received follow-on orders during the past two months from an existing customer operating in the defense observation systems domain.

The follow-on orders build on an established customer relationship reflect the customer’s continued procurement of the Company’s solutions following operational deployment of the Company’s technology. While the orders are part of an ongoing commercial engagement, they reflect continued adoption of the Company’s solutions in the customer’s observation systems programs.

Maris-Tech believes that observation systems continue to be a strategic growth opportunity for the Company as defense and security organizations seek compact, intelligent platforms that are capable of delivering real-time situational awareness at the edge. The Company’s technologies enable the capture, processing, and transmission of video and AI-derived insights directly at the point of collection, supporting operations in bandwidth-constrained and mission-critical environments.

“We believe that follow-on orders from customers already operating our systems are among the strongest indicators that our technology is delivering value where it matters most,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We view the observation systems market as an important strategic direction for the Company, and we appreciate the continued confidence our customers place in our solutions.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the perceived significance of the follow-on orders, the Company’s continued expansion in the observation systems market, the anticipated adoption of its technologies, and the future benefits and performance of its products and solutions. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com